GMX RESOURCES INC.

One Benham Place

1600 North Broadway, Suite 6900

Oklahoma City, Oklahoma

September 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Daugherty

Re:	Application for Qualification of Trust Indentures on Form T-3 (No. 022-28976) of GMX Resources Inc.

Ladies and Gentlemen:

On behalf of GMX Resources Inc. (the “Company”), and pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Application for Qualification of Trust Indentures on Form T-3 be accelerated to 2:00 p.m., Washington, D.C. time, on Monday, September 17, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GMX RESOURCES INC.

By:	/s/ James A. Merrill James A. Merrill Chief Financial Officer, Secretary and Treasurer